UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BLUE OWL CAPITAL CORPORATION II

(Name of Subject Company (Issuer))

BLUE OWL CAPITAL CORPORATION II

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Bryan Cole

Chief Financial Officer and Chief Operating Officer

Blue Owl Capital Corporation II

399 Park Avenue

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Kristin H. Burns

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2023 by Blue Owl Capital Corporation II (f/k/a Owl Rock Capital Corporation II), a Maryland corporation (the “Company,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding common stock, par value $0.01 per share (“Common Stock”) that can be purchased with $35,000,000 at a price equal to $9.08 per Share (which reflects the Company’s price per Share in effect for purposes of issuing Shares pursuant to the Company’s distribution reinvestment plan as of September 27, 2023). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 21, 2023, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on September 25, 2023, and approximately 3,099,550 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 3,099,550 Shares validly tendered and not withdrawn at a price equal to $9.08 per Share for an aggregate purchase price of approximately $28,143,907.

ITEM 12(b). FILING FEE

Filing Fee Exhibit

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2023

BLUE OWL CAPITAL CORPORATION II

By:	/s/ Bryan Cole
Name:	Bryan Cole
Title:	Chief Financial Officer and Chief Operating Officer